SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Porter Bancorp, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

736233107
(CUSIP Number)

with a copy to:
Marc Weingarten and David E. Rosewater
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 25, 2011
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 9 Pages)

--------------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 736233107	SCHEDULE 13D/A	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON SBAV LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 744,135 shares of Common Stock (including warrants to purchase 228,261 shares of Common Stock)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 744,135 shares of Common Stock (including warrants to purchase 228,261 shares of Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 744,135 shares of Common Stock (including warrants to purchase 228,261 shares of Common Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 6.3%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 736233107	SCHEDULE 13D/A	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON SBAV GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 744,135 shares of Common Stock (including warrants to purchase 228,261 shares of Common Stock)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 744,135 shares of Common Stock (including warrants to purchase 228,261 shares of Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 744,135 shares of Common Stock (including warrants to purchase 228,261 shares of Common Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 6.3%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 736233107	SCHEDULE 13D/A	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON Clinton Magnolia Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 382,000 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 382,000 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 382,000 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 3.2%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 736233107	SCHEDULE 13D/A	Page 5 of 9 Pages

1	NAME OF REPORTING PERSON George Hall
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,126,135 shares of Common Stock (including warrants to purchase 228,261 shares of Common Stock)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,126,135 shares of Common Stock (including warrants to purchase 228,261 shares of Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,126,135 shares of Common Stock (including warrants to purchase 228,261 shares of Common Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 9.5%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 736233107	SCHEDULE 13DA	Page 6 of 9 Pages

1	NAME OF REPORTING PERSON Clinton Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,126,135 shares of Common Stock (including warrants to purchase 228,261 shares of Common Stock)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,126,135 shares of Common Stock (including warrants to purchase 228,261 shares of Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,126,135 shares of Common Stock (including warrants to purchase 228,261 shares of Common Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 9.5%
14	TYPE OF REPORTING PERSON* IA; CO

CUSIP No. 736233107	SCHEDULE 13D/A	Page 7 of 9 Pages

This Amendment No. 3 to Schedule 13D ("Amendment No. 3") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on July 11, 2011 (the "Original Schedule 13D"), Amendment No. 1 to the Original Schedule 13D filed with the SEC on August 5, 2011 (“Amendment No. 1”) and Amendment No. 2 to the Original Schedule 13D filed with the SEC on October 24, 2011 (“Amendment No. 2” and together with the Original Schedule 13D, Amendment No. 1 and this Amendment No. 3, the “Schedule 13D”) with respect to the common stock, no par value (the "Shares") of Porter Bancorp, Inc., a Kentucky corporation (the "Issuer" or "Bank").  Capitalized terms used herein and not otherwise defined in this Amendment No. 3 have the meanings set forth in the Schedule 13D.  This Amendment No. 3 amends Items 2, 3, 4, 5 and 7 as set forth below.

Item 2.	IDENTITY AND BACKGROUND.

    Paragraphs (a) – (c) of Item 2 are hereby amended and restated in their entirety as follows:

    (a)           This statement is filed by Clinton Group, Inc., a Delaware corporation ("CGI"), Clinton Magnolia Master Fund, Ltd., a Cayman Islands exempted company ("CMAG"), SBAV LP, a Delaware limited partnership (“SBAV”), SBAV GP LLC, a Delaware limited liability company (“SBAV GP”) and George Hall ("Mr. Hall," and together with CGI, CMAG, SBAV and SBAV GP, the "Reporting Persons").

    (b)           The principal business address of CGI, SBAV, SBAV GP and Mr. Hall is 9 West 57th Street, 26th Floor, New York, New York 10019.  The principal business address of CMAG is c/o Fortis Fund Services (Cayman) Limited, P.O. Box 2003 GT, Grand Pavilion Commercial Centre, 802 West Bay Road, Grand Cayman, Cayman Islands.

    (c)           The principal business of CGI is to invest on behalf of funds and accounts under its management.  The principal business of each of CMAG and SBAV is to invest in securities.  The principal business of SBAV GP is to act as the general partner of SBAV.  Mr. Hall is the Chief Investment Officer and President of CGI and the managing member of  SBAV GP.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    Item 3 is hereby amended and restated in its entirety as follows:

    Funds for the purchase of the Shares reported herein were derived from available working capital of CMAG and SBAV.  A total of approximately $6,284,385.10 was paid to acquire such Shares.

Item 4.	PURPOSE OF TRANSACTION.

Item 4 is hereby amended by the addition of the following:

                   The Reporting Persons purchased additional Shares in the open market as disclosed herein. Representatives of the Reporting Persons attempted to reach the Chairman and, separately, the Chief Executive Officer, of the Bank to explain that these open market purchases do not affect the Reporting Persons’ willingness to provide capital to the Bank to ensure that the Bank is in compliance with the requirements of the Federal Reserve Bank of St. Louis, the Federal Deposit Insurance Corporation and the Kentucky Department of Financial Institutions. No representative of the Bank returned the Reporting Persons’ calls.

CUSIP No. 736233107	SCHEDULE 13D/A	Page 8 of 9 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

            Paragraphs (a) – (c) of Item 5 are hereby amended and restated in their entirety as follows:

    (a)           The aggregate percentage of Shares beneficially owned by the Reporting Persons is based upon 12,579,203 Shares outstanding, which includes 11,835,068 Shares outstanding as of July 31, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 15, 2011, and as adjusted to take account of the warrants held by the Reporting Persons. The Reporting Persons may be deemed the beneficial owners of an aggregate of 1,126,135 Shares, constituting approximately 9.5% of the Shares outstanding.

    (b)           By virtue of an investment management agreement with each of SBAV and CMAG, CGI has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 1,126,135 Shares beneficially owned by SBAV and CMAG. By virtue of it being the general partner of SBAV, SBAV GP may be deemed to have shared voting power and shared dispositive power with respect to all of the 744,135 Shares beneficially owned by SBAV. By virtue of his direct and indirect control of each of CGI, CMAG, SBAV and SBAV GP, Mr. Hall may be deemed to have shared voting power and shared dispositive power with respect to all Shares as to which each of CGI, CMAG, SBAV and SBAV GP has voting power or dispositive power.

    (c)           All transactions in the Shares effected by the Reporting Persons since the filing of Amendment No. 2 are set forth below. Unless otherwise indicated, all such transactions were effected in the open market.

CLINTON MAGNOLIA MASTER FUND, LTD.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
10/25/2011	382,000	$2.00
10/25/2011	100	$2.17
10/25/2011	(100)	$2.19

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby amended and supplemented by the addition of the following:

Exhibit	Description
10	Joint Filing Agreement, dated October 26, 2011.

CUSIP No. 736233107	SCHEDULE 13D/A	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 26, 2011

Clinton Group, Inc.

By:	/s/ Francis Ruchalski
Name:	Francis Ruchalski
Title:	Chief Financial Officer

Clinton Magnolia Master Fund, Ltd.

By:	Clinton Group, Inc., its investment manager

By:	/s/ Francis Ruchalski
Name:	Francis Ruchalski
Title:	Chief Financial Officer

SBAV LP

By:	SBAV GP LLC, its general partner

By:	/s/ George Hall
Name:	George Hall
Title:	Managing Member

SBAV GP LLC

By:	/s/ George Hall
Name:	George Hall
Title:	Managing Member

/s/ George Hall
George Hall